FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       For the month of     November, 2003
                                        ------------

                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA 4076, QUEENSLAND, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                            Form 20-F    X Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes  No   X
                                           ---
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



     Attached as Exhibit 1 is a copy of the Company's Appendix 3B New issue announcement, application for quotation of additional securities and agreement dated November 19, 2003, as filed with Australian Stock Exchange.

     Attached as Exhibit 2 is a copy of the Company's Prospectus for One for Eight Bonus Issue of Options dated November 19, 2003, as filed with the Australian Stock Exchange.

     Attached  as  Exhibit  3  is  a  copy  of the Company's media release dated
November 19, 2003 entitled "Bonus Issue of Options - Record Date November 28 2003."



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen  Industries  Limited

Date:   November 19, 2003       By:  /s/  Milton  McColl
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                                     Milton  McColl,  Company  Secretary

                                           EXHIBIT INDEX

Exhibit Number  Description
--------------  ----------------------------------------------------------------------------------
Exhibit 1       Copy of the Company's Appendix 3B New issue announcement, application for quotation of additional securities and agreement dated November 19, 2003, as filed with Australian Stock Exchange
Exhibit 2       Copy of the Company's Prospectus for One for Eight Bonus Issue of Options dated
                November 19, 2003, as filed with the Australian Stock Exchange
Exhibit 3       Copy of the Company's media release dated November 19, 2003 entitled "Bonus Issue of Options - Record Date November 28 2003"